Filed by Symyx Technologies, Inc.
 Pursuant to Rule 425 Under the Securities Act of 1933
 And Deemed Filed pursuant to Rule 14a-12
 Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

Accelrys & Symyx
 Investor Presentation

Company Confidential
Safe Harbor Information
Non-historical statements in this presentation are forward-
looking statements under Section 27A of the Securities Act of
1933 and Section 21E of the Securities Exchange Act of 1934,
as amended. These forward-looking statements involve risks,
uncertainties and assumptions, including those we describe in our comments today and in our SEC filings.  If any of these risks or uncertainties materialize, or any of our assumptions prove incorrect, our results could differ materially from our expectations expressed in these forward-looking statements. We assume no
obligation, and do not intend, to update these forward-looking statements except as the law requires.

Company Confidential
Accelrys and Symyx to Merge
Accelrys and Symyx Agree to Merge
• Companies have entered into definitive merger agreement
• Transaction expected to complete by end of June 2010 subject to shareholder approval

Merger Outcome
• Creates the leading enterprise scientific informatics software system company
• The capability of managing end-to-end scientific workflows to achieve better outcomes
• Deep expertise in chemistry, biology and materials science and broad scientific solutions for research, development and manufacturing
• Achieve greater scale by combining resources, capabilities and revenue
• Financially stable company with strong cash position and no debt
• Positioned for sustained, profitable, revenue growth
• Highly predictable revenue model
Scientific ELN
Process Optimization
Modeling & Simulation
Data Reports & Analysis

Company Confidential
Combining Industry Leaders
Founded: 2001
Public: ACCL (NASDAQ)
FY 2009 Revenue: $80.9M
Leading positions in:
 ▪ Data Collection and Analysis
 ▪ Data Access, Integration & Transformation
 ▪ Scientific Modeling and Simulation
 ▪ Workflow Automation and Optimization
Employees: 370
Headquarters: San Diego, CA
Operations:  North America, EMEA
                          and Asia Pacific
Founded: 1996
Public: SMMX (NASDAQ)
CY 2009 Revenue: $88.6M*
Leading positions in:
 ▪ Electronic Laboratory Notebook
 ▪ Decision Support, Analysis and Reporting
 ▪ Chemical Representation and Management
 ▪ Chemical Sourcing Databases
Employees: 330
Headquarters: Santa Clara, CA
Operations:  North America, EMEA
    and Asia Pacific
*Software business unit revenue

Company Confidential
Scientific R&D Challenges
Balance Innovation, Automation, Collaboration
Scientific innovation is not the only route to
higher R&D productivity. Attention to the familiar
management areas of cost, speed, and decision
making can still reap rewards.

Eric David, Tony Tramontin, and Rodney Zemmel
McKinsey, February 2010
 The economics of innovation - as R&D is done today
 - are unsustainable. If companies are to overcome
 these obstacles they will need to establish processes
 and structures that promote innovation…
 The Enterprise of the Future
 IBM Global CEO Study, 2008

Company Confidential
Combined Company Addresses Required Needs
Unequaled capabilities in scientific software and services
➢ Deep domain expertise in chemistry, biology and materials science
➢ Ability to improve scientific R&D processes and their outcomes
➢ Unique, open, enterprise scale informatics system for global scientific R&D
➢ One vendor with end-to-end solutions from research through development
➢ Broad, vibrant ecosystem of partners
➢ Global footprint to interact locally with geographically dispersed R&D operations
Delivering open, flexible, agile scientific R&D environments
✓ Best of breed science
✓ Process efficiencies and reduced operating costs
✓ Enables compliance with industry regulations
✓ Information sharing and global collaboration
✓ Better decisions and outcomes
✓ Investment protection - integrates with existing IT assets
✓ Improved scientist productivity and R&D performance
✓ Register entities and protect company IP

Company Confidential
Combined Company Solution
Offering
Enables
Customer Benefit
Decision Support
and Analytics
Workflow Automation
Deep analysis of complex
scientific information
Optimize processes and capture best practices
Derivation of models, improved scientific
insights and understanding

Process optimization, deployment of best
practices, reduced operating costs
Reporting, Visualization
and Collaboration

Drill down, dissemination and sharing
of scientific information

Timely visibility into R&D processes, better decision
making, improved performance
Electronic Lab Notebook
Scientific Information
Management
Creation, capture, execution and reuse
of scientific processes, data and experiments

Improves scientist productivity by working more
efficiently and collaboratively
Store, search and manage diverse
scientific data and intellectual property
Companies become more efficient and innovative
by institutional scientific information and
knowledge being available across the enterprise

Company Confidential
Leading in Scientific R&D Workflows
in Growing Markets
Create, Execute and
Reuse Scientific Experiments
Store, Search and Manage Diverse Scientific Data
and Intellectual Property
Electronic Lab Notebook
Scientific Information
Management
Decision Support
And Analytics
Workflow Automation
Reporting, Visualization
And Collaboration
Scientific Informatics
Software System
Disseminate, Share
and Collaborate
Optimize Processes
and Capture Best Practice
•  ELN market growing at ~20% CAGR (Atrium Research)
•  Scientific Informatics/BI market growing at ~ 12% CAGR (Frost & Sullivan)

Company Confidential
With Global Brand Customer Portfolio
and Minimal Product Overlap
Accelrys + Symyx has over 1,350 total, unique customers including
• 29 of the top 30 biopharmaceutical companies
• 5 of the top 5 chemical companies
• 5 of the top 5 aerospace companies
• 3 of the top 5 CPG companies
• And major Government agencies & academic institutions
Accelrys
1,200
Symyx
750
Accelrys + Symyx
1,350 Shared
Customers
Products
Modeling
& Simulation
Data
Integration,
Analysis &
Reporting

Chemistry
Data
Management
Electronic
Laboratory
Notebook

Laboratory
Automation
Customer Synergies
Complementary Product Lines

Company Confidential
Vibrant & Growing Partner Ecosystem
Additional applications and solutions developed by partner community
More choice for customers in implementing successful deployments
Electronic Lab Notebook
Scientific Information
Management
Decision Support And Analytics
Workflow Automation
Reporting, Visualization
And Collaboration
Scientific Informatics
Software System

Company Confidential
Terms of Deal
Merger Agreement	Tax-free, all stock merger of equals
Closing	Expected to close end of June 2010
Exchange Ratio	0.7802
Ownership	Each company’s stockholders will own approximately 50% of combined company
Market Capitalization	Combined market cap of ~ $335M (pre-announcement)
Cash Position	Cash of ~$150M, net of estimated transaction costs; no debt
Approvals	Merger approved by both companies’ Boards of Directors; subject to shareholder approval, customary closing conditions and regulatory review
Expected Synergies	Full year net synergies in the range of $10M-$15M
HQ	San Diego, California, USA
Employees	Approximately 700 employees
Leadership	Max Carnecchia, CEO; Michael Piraino, CFO
Board Membership	6 Accelrys and 4 Symyx Board Members

Company Confidential
Accelrys & Symyx

Company Confidential
Forward Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for Accelrys and Symyx following the completion of the proposed merger; and other statements that are not purely statements of historical fact.
These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Accelrys and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither Accelrys nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.
Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions.
Additional factors that could cause actual results to differ materially from those described in the forward-
looking statements are set forth in the Annual Report on Form 10-K of Accelrys for the year ended March 31,
2009, which was filed with the SEC on May 26, 2009, under the heading “Item 1A—Risk Factors” and in the
Annual Report on Form 10-K of Symyx for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Accelrys and Symyx.

Company Confidential
Important Merger Information and Additional
Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Accelrys and Symyx will file relevant materials with the SEC, including the filing by Accelrys of a Registration
Statement on Form S-4 containing a joint proxy statement/prospectus. Investors are strongly urged to read the joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Accelrys and Symyx, because they will contain important information about Accelrys, Symyx and the proposed merger. The joint proxy statement/prospectus and other documents that will be filed by Accelrys and Symyx with the SEC will be available free of charge at the
SEC’s website, www.sec.gov, by directing a request when such a filing is made to Accelrys, Inc.,
10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa
Clara, California 95051, Attention: Corporate Secretary.
Accelrys, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger.
Information about the directors and executive officers of Accelrys is set forth in Accelrys’ most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009. Certain directors and executive officers of Accelrys and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger.
Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Accelrys and Symyx will file with the SEC when it becomes available.